SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459
_______________

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 2)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

CROWLEY MARITIME CORPORATION
(Name of Subject Company)

CROWLEY MARITIME CORPORATION
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

228090106
(CUSIP Number of Class of Securities)

Gary L. Depolo Chairman of the Special Committee of the Board of Directors Crowley Maritime Corporation 9487 Regency Square Jacksonville, Florida 32225 (904) 727-2200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)
With a Copy to: Bruce Alan Mann Michael O’Bryan Morrison & Foerster LLP 425 Market Street San Francisco, California 94105 (415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D−9 (as amended, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on March 20, 2007, by Crowley Maritime Corporation (the “Company”). Crowley Newco Corporation (the “Purchaser”) has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Company, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2007, and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is amended and supplemented by adding the following new paragraph to the end of the section in Item 4 entitled “Background of the Offer”:

“On March 21, 2007, the court in Franklin approved the form of notice to be sent to the putative class and the stockholders of the Company informing them of (i) the principal terms of the settlement of Franklin, (ii) the date of the hearing (which will be April 27, 2007) to be held by the Delaware Chancery Court to determine whether to approve the settlement, and (iii) the stockholders’ right to appear at that hearing.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2007

CROWLEY MARITIME CORPORATION

By:	/s/ Arthur F. Mead III
Name:	Arthur F. Mead III
Title:	Sr. V.P. & General Counsel